EXHIBIT 99.1

September 18, 2017	Trading Symbol: TSX Venture – CLH US OTC – CLHRF Berlin and Frankfurt – GV8

Robertson Property Update

Coral Gold Resources Ltd. (TSX-V – CLH; “Coral” or the “Company”) reports that since the closing of the Company’s sale of the Robertson Properties in Nevada to Barrick Cortez Inc. (“Barrick”) on June 8, 2017, pursuant to which Coral retains a sliding scale net smelter interest (see Coral’s press release dated June 8, 2017 for further details), Barrick has reported to Coral that it has completed the following field and review work:

•	Field surveying of existing drill holes and control points;
•	Conversion of model into Cortez coordinate standard;
•	Developing drill and work plan for 2017;
•	Preparing paperwork to BLM for Change of Operator and Assumption of Past Liability-Surety Bond; and
•	Review and develop disturbance maps for submission to regulators for permitting.

The advanced work plan for 2017 is intended to validate the current resource and metallurgical database.

About the Company:

The Company is exploring a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada. The Company intends to acquire new exploration and development projects, focused primarily in Nevada. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.